Exhibit 99.4

Chartered Semiconductor Manufacturing Ltd. 60 Woodlands Industrial Park D Tel: +(65) 6362.2838 Street 2 Fax: +(65) 6362.2938 Singapore 738406 Registration No. 198703584K www.charteredsemi.com
NOTICE OF CLASS MEETING FOR
HOLDERS OF CONVERTIBLE REDEEMABLE PREFERENCE SHARES
To Be Held On 4 November 2009
To Holders of our Convertible Redeemable Preference Shares,
You are cordially invited to attend and NOTICE IS HEREBY GIVEN of a Class Meeting (“Class Meeting”) for the holders (“Preference Shareholders”) of convertible redeemable preference shares of Chartered Semiconductor Manufacturing Ltd. (the “Company”) to be held in Singapore on Wednesday, 4 November 2009 at Republic Polytechnic Lecture Theatre at W2 (LT-W2) Level 1, 9 Woodlands Avenue 9 Singapore 738964 at 11:45 a.m. (Singapore time) (or soon thereafter following the conclusion or adjournment of the Extraordinary General Meeting of the Company to be held at 11:30 a.m. (Singapore time) on the same day and at the same place) (or soon thereafter following the conclusion or adjournment of the meeting of the shareholders of the Company convened at the direction of the High Court of the Republic of Singapore to be held at 11:00 a.m. (Singapore time) on the same day and at the same place) for the following purpose:
To consider and, if thought fit, to pass with or without modifications the following resolution, which will be proposed as a special resolution:
Special Resolution: Adoption and Inclusion of new Article 4A.16(6A) in the Articles of Association
“That, with effect on and from the latest of:
(1)	the date of passing of this resolution, or in the event this resolution is not passed at this Class Meeting, the date on which the CRPS Alteration (as defined below) is approved by consent in writing from holders of convertible redeemable preference shares of the Company (“Preference Shares”) holding at least three-fourths of the Preference Shares outstanding, pursuant to Article 4A.21(3);

(2)	the date on which the CRPS Alteration is approved at an Extraordinary General Meeting of the Company; and
(3)	(a)	where the Acquisition is to be effected by way of a Scheme, the date the Scheme becomes effective and binding in accordance with its terms; or

	(b)	where the Acquisition is to be effected by way of an Offer, the date and time of the completion of the Compulsory Acquisition,
(as each such capitalised term is defined in the new Article 4A.16(6A) referred to below) the Articles of Association of the Company be amended by the adoption and inclusion of the following new Article 4A.16(6A) (the “CRPS Alteration”):

(6A)	Company’s Right to Treat Conversion as Redemption. Subject to and upon:

(1)	where the Acquisition is to be effected by way of a Scheme, the Scheme becoming effective and binding in accordance with its terms; or

(2)	where the Acquisition is to be effected by way of an Offer, the completion of the Compulsory Acquisition, as the case may be, upon delivery of a Conversion Notice in respect of any Preference Share to the Conversion Agent and a copy thereof to the Company in accordance with this Article 4A.16, the Company shall have the right but not the obligation in its sole discretion, and without the consent of the holder of any such Preference Share, to satisfy its obligation to issue Ordinary Shares upon the exercise of such Preference Shareholder’s conversion right by redeeming all and not part only of such Preference Share for the Redemption Amount.
If the Company elects to exercise its rights under this Article 4A.16(6A), the Company shall notify the Preference Shareholder of its exercise of such right within 10 Business Days of the date of receipt of such Conversion Notice, specifying the date of redemption which, notwithstanding Article 4A.16(10), shall be a date falling not less than five Business Days and not more than 20 Business Days after the date of delivery of such notification to the Preference Shareholder, and the provisions of Article 4A.9 shall apply to any such redemption.
In this Article 4A.16(6A), the following expressions shall, unless the context otherwise requires, have the following meanings:
“Acquisition” means the proposed acquisition of the Company by BidCo pursuant to the Implementation Agreement;
“BidCo” means ATIC International Investment Company LLC (commercial registration number 1170717), a company incorporated in Abu Dhabi and having its offices at Mamoura Building A Muroor Road Abu Dhabi United Arab Emirates;
“Compulsory Acquisition” means the compulsory acquisition of the Ordinary Shares by BidCo pursuant to Section 215(1) of the Act in the event that the Offer becomes or is declared unconditional in all respects and BidCo has received acceptances in respect of not less than 90 per cent. of the number of Ordinary Shares which are the subject of the Offer (other than Ordinary Shares already held at the date of the Offer by BidCo, its related corporations or their respective nominees);
“Implementation Agreement” means the agreement dated 7 September 2009 between BidCo and the Company relating to the Acquisition, as may from time to time be amended, revised or supplemented;
“Offer” means a voluntary conditional cash offer for the Ordinary Shares under the Singapore Code on Take-overs and Mergers, by or on behalf of BidCo, to acquire Ordinary Shares not already owned, controlled or agreed to be owned or controlled by BidCo, on the terms and subject to the conditions to be set out in the Offer Document;
“Offer Document” means the offer document issued or to be issued by or on behalf of BidCo in connection with the Offer and any other document which may be issued by or on behalf of BidCo to amend, revise, supplement or update any and all such documents from time to time;

“Scheme” means a scheme of arrangement under Section 210 of the Act on the terms and subject to the conditions set out in the Scheme Document; and
“Scheme Document” means the document dated 9 October 2009 issued by the Company in connection with the Scheme and any other document which may be issued by or on behalf of the Company to amend, revise, supplement or update any and all such documents from time to time.”
The foregoing item of business is more fully described in the Proxy Statement.
The Board of Directors has fixed 5:00 p.m. (Singapore time) on 5 October 2009 as the date for determining those Preference Shareholders who will be entitled to receive copies of this Notice and the accompanying Proxy Statement.
NOTES:
(1)	A Preference Shareholder is a person registered in the Company’s Register of Preference Shareholders.

(2)	Preference Shareholders are entitled to attend, speak and vote at any class meeting of Preference Shareholders.

(3)	A Preference Shareholder who is entitled to attend and vote at the Class Meeting is entitled to appoint one or two proxies to attend and vote on his behalf. A proxy need not be a member of the Company. The instrument appointing a proxy or proxies, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D Street 2 Singapore 738406 not less than 48 hours before the time set for the Class Meeting or any adjournment or postponement thereof. The instrument appointing a proxy or proxies may be revoked at any time not less than 48 hours before the time set for the Class Meeting by the Preference Shareholder submitting a subsequently dated instrument appointing a proxy or proxies or at the Class Meeting prior to the vote of the resolution by the Preference Shareholder attending the Class Meeting and voting in person.

(4)	The Company is subject to the continuing Nasdaq Global Select Market listing rules and applicable U.S. federal securities laws and is not subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.
BY ORDER OF THE BOARD
LOOI LEE HWA (MS)
COMPANY SECRETARY
Singapore
9 October 2009

Chartered Semiconductor Manufacturing Ltd. 60 Woodlands Industrial Park D Tel: +(65) 6362.2838 Street 2 Fax: +(65) 6362.2938 Singapore 738406 Registration No. 198703584K www.charteredsemi.com
PROXY STATEMENT
CLASS MEETING FOR
HOLDERS OF CONVERTIBLE REDEEMABLE PREFERENCE SHARES
To Be Held On 4 November 2009
This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (“Board”) of Chartered Semiconductor Manufacturing Ltd. (the “Company”), a company incorporated in Singapore under the Companies Act, Chapter 50 of Singapore, of proxies for voting at the Company’s Class Meeting (“Class Meeting”) for holders (“Preference Shareholders”) of the Company’s convertible redeemable preference shares (“Preference Shares”) to be held in Singapore on Wednesday, 4 November 2009 at Republic Polytechnic Lecture Theatre at W2 (LT-W2) Level 1, 9 Woodlands Avenue 9 Singapore 738964 at 11:45 a.m. (Singapore time) (or soon thereafter following the conclusion or adjournment of the Extraordinary General Meeting of the Company to be held at 11:30 a.m. (Singapore time) on the same day and at the same place) (or soon thereafter following the conclusion or adjournment of the meeting of the shareholders of the Company convened at the direction of the High Court of the Republic of Singapore to be held at 11:00 a.m. (Singapore time) on the same day and at the same place), or any adjournments or postponements thereof, for the purposes set out in the accompanying Notice of Class Meeting. Preference Shareholders should read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.
This Proxy Statement, the accompanying instrument appointing a proxy or proxies and the Notice of Class Meeting were mailed to Preference Shareholders on or about 9 October 2009.
In this Proxy Statement and Notice of Class Meeting, references to “S$” shall mean Singapore dollars, the legal currency of the Republic of Singapore and references to “US$” shall mean United States dollars (“U.S. dollars”), the legal currency of the United States of America. This Proxy Statement contains translations of certain Singapore dollar amounts into U.S. dollars based on the exchange rate of S$1.4138 = US$1.00 as at 1 October 2009. These translations should not be construed as a representation that those Singapore dollar or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Singapore dollars, as the case may be, at any particular rate, the rate stated above, or at all.
Preference Shareholders Entitled to Notice of Class Meeting and Vote
The Board has fixed 5:00 p.m. (Singapore time) on 5 October 2009 as the date for determining those Preference Shareholders who will be entitled to receive copies of the Notice of Class Meeting and this Proxy Statement.
A Preference Shareholder is a person registered in the Company’s Register of Preference Shareholders.
Preference Shareholders are entitled to attend, speak and vote at any class meeting of Preference Shareholders.
As at 1 October 2009, the Company had 28,350 Preference Shares issued and outstanding.

Proxies
To be effective, the instrument appointing a proxy or proxies, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D Street 2 Singapore 738406 not less than 48 hours before the time set for the Class Meeting, or any adjournment or postponement thereof. A proxy need not be a member of the Company, and Preference Shareholders may appoint any member of the Board, the Company Secretary or any other person as their proxy.
A proxy or proxies given pursuant to this solicitation may be revoked by the Preference Shareholder at any time not less than 48 hours before the time set for the Class Meeting by the Preference Shareholder submitting a subsequently dated instrument appointing a proxy or proxies or at the Class Meeting prior to the vote of the resolution by the Preference Shareholder attending the Class Meeting and voting in person.
Quorum
The required quorum for transaction of business at the Class Meeting shall be Preference Shareholders holding or representing at least one-third of all the outstanding Preference Shares, present in person or by proxy or attorney (or in the case of a corporation by a duly authorised representative).
Voting and Solicitation
Every Preference Shareholder present in person or by proxy or attorney (or in the case of a corporation by a duly authorised representative) shall (i) on a show of hands, have one vote, and (ii) on a poll, have one vote for each ordinary share in the capital of the Company (“Ordinary Shares”) into which each Preference Share held by such Preference Shareholder would have been converted if the date on which the Preference Share is converted into Ordinary Shares is the date 48 hours preceding the date of the Class Meeting. For illustrative purposes only, assuming all the 28,350 Preference Shares outstanding as at 1 October 2009 were converted at the then Conversion Price of US$4.12, they would have been converted into 68,810,679 Ordinary Shares.
The Special Resolution put to the vote of Preference Shareholders at the Class Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Class Meeting or a Preference Shareholder present in person or by proxy or attorney (or in the case of a corporation by a duly authorised representative) and entitled to vote at the Class Meeting.
On a show of hands, the Special Resolution to be proposed at the Class Meeting will be duly passed by the affirmative vote of not less than three-fourths of Preference Shareholders present in person or by proxy or attorney (or in the case of a corporation by a duly authorised representative) and voting at the Class Meeting. On a poll, the Special Resolution to be proposed at the Class Meeting will be duly passed by the affirmative vote of not less than three-fourths of the votes cast by Preference Shareholders at the Class Meeting. Every Preference Shareholder present in person or by proxy or attorney (or in the case of a corporation by a duly authorised representative) shall, on a poll, have one vote for each Ordinary Share into which each Preference Share held by such Preference Shareholder would have been converted if the date on which such Preference Share was converted into Ordinary Shares was the date 48 hours preceding the date of the Class Meeting.
Preference Shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company (at least 48 hours before the time set for the Class Meeting) will be voted at the Class Meeting in accordance with Preference Shareholders’ instructions contained in the instrument.

In the absence of specific instructions in the instrument, the proxy or proxies of a Preference Shareholder may vote or abstain as he or they may think fit.
The entire cost of soliciting proxies will be borne by the Company.

SUMMARY OF PROPOSAL
Preference Shareholders will be requested to vote on the following proposal at the Class Meeting:
Adoption and Inclusion of new Article 4A.16(6A) in the Articles of Association (the “CRPS Alteration”).
SPECIAL RESOLUTION
The CRPS Alteration
Introduction. As jointly announced by the respective boards of directors of the Company and ATIC International Investment Company LLC (“BidCo”) on 7 September 2009, the Company and BidCo had entered into an implementation agreement dated 7 September 2009 (the “Implementation Agreement”) to effect the proposed acquisition of the Company by BidCo by way of a scheme of arrangement (the “Scheme”) under Section 210 of the Companies Act, Chapter 50 of Singapore (the “Companies Act”).
Further to that, the Company despatched a scheme document (“Scheme Document”) to the shareholders on or about 9 October 2009. The Scheme Document contains details of the Scheme, including the consideration of S$2.68 in cash for each Ordinary Share (or approximately US$18.96 for each American Depositary Share (“ADS”), less the applicable ADS Depositary’s fees, taxes and expenses).
The Scheme will be extended, on the same terms and conditions to, among others, (a) all Ordinary Shares, including Ordinary Shares represented by ADSs, and (b) all new Ordinary Shares unconditionally issued or to be issued on or before a books closure date to be announced by the Company pursuant to a valid conversion of Preference Shares into new Ordinary Shares. Under certain circumstances, an offer may be made by or on behalf of BidCo, to acquire Ordinary Shares not already owned, controlled or agreed to be owned or controlled by BidCo, on the terms and subject to the conditions which will be set out in the offer document issued by or on behalf of BidCo (the “Offer”).
Effect of the Scheme or the Offer. Upon (a) the Scheme becoming effective and binding or (b) the Offer becoming or being declared unconditional in all respects and BidCo being entitled to compulsorily acquire all the Ordinary Shares not tendered in acceptance of the Offer pursuant to Section 215(1) of the Companies Act (“Compulsory Acquisition”), and BidCo exercising such right of Compulsory Acquisition, the Company will become a wholly-owned subsidiary of BidCo. In such case, subject to (i) the approval of the Singapore Exchange Securities Trading Limited (the “SGX-ST”), and (ii) the filing of a notification with the Securities and Exchange Commission of the United States of America and the delivery of prior written notification to Nasdaq Global Select Market (“Nasdaq”), the Company will be delisted from the Official List of the SGX-ST and its ADSs will be delisted from Nasdaq.
Rationale. The Board is proposing the CRPS Alteration in discharge of its obligations under the Implementation Agreement and to enable BidCo to become the sole shareholder of the Company if the conditions described above are fulfilled.
Preference Shareholders’ Approval. Under Article 4A.21(1) of the Articles of Association of the Company (“Articles”), any variation, abrogation or other limitation of the rights of Preference Shareholders as set out in the Articles of Association of the Company shall require a special resolution of Preference Shareholders in a separate class meeting, or, if such approval is not obtained at such separate class meeting, by way of a consent in writing, pursuant to Article 4A.21(3) of the Articles.

Section 184(1) of the Companies Act provides, inter alia, that a resolution shall be a special resolution when it has been passed by a majority of not less than three-fourths of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy present at the meeting proposing to pass the resolution as a special resolution. Accordingly, the approval of Preference Shareholders is sought to approve the CRPS Alteration by way of a special resolution at the Class Meeting.
The variation to the rights of Preference Shareholders contemplated by the CRPS Alteration will not become effective unless both the approval or consent in writing of the Preference Shareholders is obtained and the CRPS Alteration is approved at an Extraordinary General Meeting of the Company.
Effect of the CRPS Alteration. The effect of the CRPS Alteration is that, upon the Scheme becoming effective and binding or the completion of the Compulsory Acquisition, if any Preference Shareholder wishes to convert the Preference Shares held by it into Ordinary Shares, the Company may (but shall not be obliged to) settle its obligation to such Preference Shareholder by paying the Redemption Amount in lieu of issuing such Ordinary Shares.
Lenders’ Waivers. Under the facility agreements between the Company and (a) the Export-Import Bank of the United States; and (b) Société Générale (collectively, the “Lenders”), there are restrictions against the amendment or modification of the Articles of Association. As at the date hereof, the Company is in discussions with the Lenders to seek their waivers from these restrictions.
Board Recommendation. The Board believes that the CRPS Alteration is in the best interests of the Company and recommends a vote “FOR” the approval of the CRPS Alteration.
OTHER BUSINESS
The Board does not presently intend to bring any other business before the Class Meeting and, so far as is known to the Board, no matters will be brought before the Class Meeting except as is specified in this Proxy Statement.

IMPORTANT

1.	This Proxy Form is only valid for use by the holders of convertible redeemable preference shares of Chartered Semiconductor Manufacturing Ltd.

2.	This Proxy Form is not valid for use by the following and shall be ineffective for all intents and purposes if used or purported to be used by them:

(a) Holders of Chartered Semiconductor Manufacturing Ltd. ordinary shares; and

(b) Investors who have used their CPF monies to buy Chartered Semiconductor Manufacturing Ltd. ordinary shares.

PROXY FORM — CLASS MEETING

I/We,	of

(Address)
being a member(s) of CHARTERED SEMICONDUCTOR MANUFACTURING LTD. (“Company”) hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholding (%)

and/or (delete as appropriate)

or failing whom, the Chairman of the Meeting, as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Class Meeting of the Company to be held at Republic Polytechnic Lecture Theatre at W2 (LT-W2) Level 1, 9 Woodlands Avenue 9 Singapore 738964 on 4 November 2009 at 11:45 a.m. (Singapore time) (or soon thereafter following the conclusion or adjournment of the Extraordinary General Meeting of the Company to be held at 11:30 a.m. (Singapore time) on the same day and at the same place) (or soon thereafter following the conclusion or adjournment of the meeting of the shareholders of the Company convened at the direction of the High Court of the Republic of Singapore to be held at 11:00 a.m. (Singapore time) on the same day and at the same place), and at any adjournments thereof.

(Please indicate with an “X” in the spaces provided whether you wish your vote(s) to be cast for or against the Special Resolution as set out in the Notice of Class Meeting and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Class Meeting.)

No.	Special Resolution	For	Against
(1)	To approve the Adoption and Inclusion of new Article 4A.16(6A) in the Articles of Association.

Dated this day of 2009.	Total Number of Convertible Redeemable Preference Shares Held

Signature(s) of Shareholder(s)/Common Seal

IMPORTANT
Please read Notes below.
NOTES:
1.	Please insert the total number of Preference Shares held by you. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Preference Shares held by you.

2.	A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3.	Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4.	The instrument appointing a proxy or proxies must be deposited at 60 Woodlands Industrial Park D Street 2 Singapore 738406 not less than 48 hours before the time appointed for the Class Meeting, or any adjournments thereof.

5.	The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6.	A corporation which is a shareholder may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Class Meeting, in accordance with Section 179 of the Companies Act, Chapter 50.
GENERAL:
The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies.